Semiannual Report

MARCH 31, 2006

Waddell & Reed Advisors Municipal Bond Fund



CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Municipal Bond Fund, Inc. It is not authorized for distribution to prospective investors in the Fund unless preceded or accompanied by a current Waddell & Reed Advisors Municipal Bond Fund, Inc. prospectus and current Fund performance information.

President's Letter

March 31, 2006



DEAR SHAREHOLDER:

Enclosed is our report on your Fund's operations for the six months ended March 31, 2006. Stock prices generally rose during the period while bond prices were flat, accompanied by a dramatic narrowing of the difference in income potential between money market securities (those maturing in less than a year) and bonds that mature in 10 to 30 years. Overall, the Citigroup Broad Investment Grade Index declined 0.03 percent over the last six months.

Between September and March, global financial markets contended with volatile energy prices, uncertainties regarding both Federal Reserve monetary policy and U.S. government fiscal policy and negative news related to the Iraq war and Iran's nuclear ambitions. Several U.S. states faced economic issues related to rebuilding after the worst hurricane season in the nation's history last summer.

Despite all these challenges, the S&P 500 Index increased 6.39 percent during the six-month period ended March 31, while the Dow Jones Industrial Average rose 6.13 percent. Corporate profits have remained strong in many sectors even as growth in U.S. gross domestic product (GDP) slowed – we think temporarily – to 1.7 percent in 2005's calendar fourth quarter. Housing markets in the U.S. cooled a bit as the yield on 10-year U.S. Treasury bonds – a fixed-income security that lenders often use to set home mortgage

rates – rose to 4.85 percent, from 4.30 percent six months earlier.

Many market professionals have one question in mind these days: how much more will the Federal Reserve have to tighten money before it becomes convinced that inflation is under control? By March 31, the Fed's target for short-term interest rates (the Federal Funds rate) stood at 4.75 percent following four quarter-point increases since September. We think that as it becomes clear that the U.S. economy is operating at a sustainable, non-inflationary rate, the two-year long tightening cycle may end.

This past winter, many Americans were fortunate to enjoy relatively mild weather – blunting the impact of high natural gas prices on consumer spending. Nevertheless, energy costs remain an economic wild card, as evidenced by a recent rebound in gasoline prices with the arrival of spring.

We believe that longer term, higher energy prices are here to stay, creating pain at the pump, but also investment opportunity both here and abroad. That is one reason why we believe that the best way to achieve your long-term financial goals is to develop and maintain a personal financial plan. Through appropriate diversification in multiple asset classes, you potentially take advantage of long-term change and provide greater balance to your portfolio.

Your financial advisor can help you develop an appropriate investment strategy as part of a customized financial plan based on your individual goals. We believe that focusing on that plan, despite the swings of the market, is important as you work toward a sound financial future.

Thank you for your continued confidence in us as long-term stewards of your investments.

Respectfully,

Henry J. Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Fund and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Illustration of Fund Expenses

MUNICIPAL BOND FUND

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2006.

Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class of the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Fund Expenses

For the Six Months Ended March 31, 2006	Beginning Account Value 9-30-05	Ending Account Value 3-31-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,004.30	0.93%	$4.61
Class B	1,000	999.70	1.85	9.20
Class C	1,000	999.60	1.89	9.40
Class Y	1,000	1,005.90	0.60	3.01
Based on 5% Return[2]				
Class A	$1,000	$1,020.30	0.93%	$4.65
Class B	1,000	1,015.70	1.85	9.27
Class C	1,000	1,015.52	1.89	9.47
Class Y	1,000	1,021.92	0.60	3.03

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2006, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2)This section uses a hypothetical 5% return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF MUNICIPAL BOND FUND

Portfolio Highlights

On March 31, 2006, Waddell & Reed Advisors Municipal Bond Fund, Inc. had net assets totaling $564,300,635 invested in a diversified portfolio.

As a shareholder of the Fund, for every $100 you had invested on March 31, 2006, your Fund owned:



State General Obligation Bonds	$ 9.69
City General Obligation Bonds	$ 9.34
Hospital Revenue Bonds	$ 9.22
Airport Revenue Bonds	$ 8.82
Other Municipal Bonds	$ 7.93
Public Power Revenue Bonds	$ 7.89
Housing Revenue Bonds	$ 6.81
Prerefunded ETM Bonds	$ 6.65
Special Tax Bonds	$ 6.21
Lease/Certificate of Participation Bonds	$ 5.35
Water and Sewer Revenue Bonds	$ 4.95
Transportation Revenue Bonds	$ 4.02
School General Obligation Bonds	$ 3.62
Student Loan Bonds	$ 3.26
Education Revenue Bonds	$ 2.96
Derivative Bonds	$ 2.32
Cash and Cash Equivalents	$ 0.96

On March 31, 2006, the breakdown of municipal bonds (by ratings) held by the Fund, including cash and cash equivalents, was as follows:

AAA	67.64%
AA	9.02%
A	13.73%
BBB	7.52%
BB	0.69%
B	0.44%
Cash and Cash Equivalents	0.96%

Ratings reflected in the wheel are taken from the following sources in order of preference: Standard & Poor's and Moody's.

2006 Tax Year Taxable Equivalent Yields[1]							
If your Taxable Income is:		Your Marginal Tax Bracket Is	Equivalent Tax Free Yields			
Joint Return	Single Return		3%	4%	5%	6%
$ 0 - 15,100	$ 0 - 7,550	10%	3.33%	4.44%	5.56%	6.67%
$ 15,101 - 61,300	$ 7,551 - 30,650	15%	3.53%	4.71%	5.88%	7.06%
$ 61,301 - 123,700	$ 30,651 - 74,200	25%	4.00%	5.33%	6.67%	8.00%
$123,701 - 188,450	$ 74,201 - 154,800	28%	4.17%	5.56%	6.94%	8.33%
$188,451 - 336,550	$154,801 - 336,550	33%	4.48%	5.97%	7.46%	8.96%
$336,551 and above	$336,551 and above	35%	4.62%	6.15%	7.69%	9.23%

(1)Table is for illustration only and does not represent the actual performance of Waddell & Reed Advisors Municipal Bond Fund, Inc.

The Investments of Municipal Bond Fund

March 31, 2006

MUNICIPAL BONDS	Principal Amount in Thousands	Value
Arizona – 2.52%		
Arizona Educational Loan Marketing Corporation (A Nonprofit Corporation Organized Pursuant to the Laws of the State of Arizona), 2001 Educational Loan Revenue Bonds, 2001 Senior Series 2001A–2 Bonds, 4.95%, 3–1–09	$5,000	$ 5,098,650
Arizona Health Facilities Authority, Hospital Revenue Bonds (John C. Lincoln Health Network), Series 2000, 6.875%, 12–1–20	2,500	2,865,850
City of Phoenix Civic Improvement Corporation, Senior Lien Airport Revenue Bonds, Series 2002B (AMT), 5.75%, 7–1–14	2,000	2,178,760
Arizona Tourism and Sports Authority, Tax Revenue Bonds (Multipurpose Stadium Facility Project), Series 2003A, 5.375%, 7–1–19	1,120	1,211,504
Certificates of Participation, Series 2002A, Evidencing Proportionate Interests of the Owners Thereof in Lease Payments to be Made By the State of Arizona (Acting by and Through the Director of the Department of Administration), as Lessee for Certain Real and Personal Property, 5.5%, 5–1–13	1,000	1,090,820
Certificates of Participation (Arizona State University Projects), Series 2002, Evidencing the Proportionate Interests of the Owners Thereof in Lease Payments to be Made Pursuant to a Lease-Purchase Agreement by the Arizona Board of Regents, as Lessee for the Benefit of Arizona State University, 5.375%, 7–1–13	1,000	1,083,230
The Industrial Development Authority of the City of Phoenix, Arizona, Single Family Mortgage Revenue Bonds, Series 2002–1A, 6.2%, 3–1–34	670	687,018
		14,215,832

See Notes to Schedule of Investments on page 30.

The Investments of Municipal Bond Fund

March 31, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Arkansas – 0.15%		
Arkansas Development Finance Authority, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), 2003 Series D (AMT),		
5.3%, 7–1–24	$ 815	$ 833,158
California – 14.71%		
State of California:		
Various Purpose General Obligation Bonds:		
5.0%, 2–1–22	7,000	7,260,890
5.25%, 2–1–19	5,000	5,330,950
5.5%, 4–1–28	3,000	3,281,520
5.25%, 2–1–14	2,000	2,155,900
5.25%, 2–1–19	2,000	2,132,380
5.25%, 11–1–21	1,000	1,064,140
General Obligation Bonds,		
6.0%, 2–1–15	3,000	3,394,470
Department of Water Resources, Central Valley Project, Water System Revenue Bonds, Series X,		
5.5%, 12–1–16	1,000	1,125,350
The Regents of the University of California:		
General Revenue Bonds, 2003 Series A,		
5.125%, 5–15–19	5,000	5,319,500
Hospital Revenue Bonds (UCLA Medical Center), Series 2004 B,		
5.5%, 5–15–20	4,055	4,440,266
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds, Series 2003A–1 (Fixed Rate),		
6.75%, 6–1–39	4,800	5,404,128
The Metropolitan Water District of Southern California, Water Revenue Bonds, 2003 Authorization, Series B–2,		
5.0%, 10–1–27	5,000	5,218,800
California Statewide Communities Development Authority, Hospital Revenue Certificates of Participation, Cedars-Sinai Medical Center, Series 1992,		
6.5%, 8–1–12	4,400	4,766,168

See Notes to Schedule of Investments on page 30.

The Investments of Municipal Bond Fund

March 31, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
California (Continued)		
Foothill/Eastern Transportation Corridor Agency, Toll Road Refunding Revenue Bonds, Series 1999, Capital Appreciation Bonds, 0.0%, 1–15–17	$7,500	$ 4,368,975
Riverside Community College District, Riverside County, California, Election of 2004, General Obligation Bonds, Series 2004A:		
5.5%, 8–1–29	3,755	4,183,896
5.5%, 8–1–29	45	49,169
Southern California Public Power Authority, Multiple Project Revenue Bonds, 1989 Series, 6.75%, 7–1–12	3,455	3,946,059
Moreno Valley Unified School District, General Obligation Bonds, 2004 Election, Series A (Riverside County, California), 5.25%, 8–1–22	3,500	3,748,045
Long Beach Bond Finance Authority, Tax Allocation Revenue Bonds (Downtown, North Long Beach, Poly High and West Beach Redevelopment Project Areas), 2002 Series A, 5.375%, 8–1–15	2,505	2,710,109
County of Sacramento, Airport System Revenue Bonds, Series 2002A (Non-AMT), 5.25%, 7–1–16	2,080	2,243,613
Fremont Unified School District, Alameda County, California, Election of 2002 General Obligation Bonds, Series A, 5.375%, 8–1–18	2,035	2,213,999
Foothill – De Anza Community College District, Santa Clara County, California, Election of 1999 General Obligation Bonds, Series B, 5.25%, 8–1–19	2,000	2,179,740
Department of Water and Power of the City of Los Angeles, Power System Revenue Bonds, 2003 Series B, 5.125%, 7–1–19	2,000	2,131,020
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds, Series 2003B, 5.375%, 6–1–28	2,000	2,130,220

See Notes to Schedule of Investments on page 30.

The Investments of Municipal Bond Fund

March 31, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
California (Continued)		
City of Oceanside, 2003 Certificates of Participation (1993 Series A Refunding), City of Oceanside, Pursuant To a Lease with the Oceanside Public Financing Authority,		
5.0%, 4–1–10	$ 1,140	$ 1,201,845
San Mateo Union High School District (San Mateo County, California), Election of 2000 General Obligation Bonds, Series B Capital Appreciation Bonds,		
0.0%, 9–1–11	1,000	813,720
Delta Counties Home Mortgage Finance Authority (California), Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), 1998 Series A,		
5.2%, 12–1–14	130	130,469
California Rural Home Mortgage Finance Authority, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), 1998 Series B, Class 5,		
6.35%, 12–1–29	95	95,209
		83,040,550
Colorado – 3.90%		
City and County of Denver, Colorado, General Obligation Various Purpose Bonds, Series 1999B,		
5.625%, 8–1–07	15,075	15,470,719
Colorado Department of Transportation, Transportation Revenue Anticipation Notes, Series 2002,		
5.25%, 6–15–10	2,000	2,117,720
Weld County School District 6, Weld County, Colorado, General Obligation Refunding Bonds, Series 2002–96R,		
5.0%, 12–1–09	1,700	1,777,792
City of Lafayette, Colorado, Acting by and through its Water Fund Enterprise, Water Revenue Bonds, Series 2003A,		
5.25%, 12–1–20	1,010	1,081,488
Highlands Ranch Metropolitan District No. 3, Douglas County, Colorado, General Obligation Bonds, Series 1999,		
5.3%, 12–1–19	1,000	1,054,190

See Notes to Schedule of Investments on page 30.

The Investments of Municipal Bond Fund

March 31, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Colorado (Continued)		
Colorado Housing and Finance Authority, Single Family Program Senior and Subordinate Bonds, 2001 Series A–2 Senior Bonds, 6.5%, 8–1–31	$ 490	$ 508,654
		22,010,563
Connecticut – 0.89%		
Eastern Connecticut Resource Recovery Authority, Solid Waste Revenue Bonds (Wheelabrator Lisbon Project), Series 1993A, 5.5%, 1–1–14	5,000	5,006,300
Delaware – 0.91%		
Delaware State Housing Authority, Senior Single Family Mortgage Revenue Bonds, 2005 Series A, 5.8%, 7–1–35	4,800	5,121,984
District of Columbia – 0.38%		
Metropolitan Washington Airports Authority, Airport System Revenue Bonds, Series 2002A (AMT), 5.5%, 10–1–10	2,000	2,124,680
Florida – 4.46%		
City of Coral Gables (Florida), Health Facilities Authority, Hospital Revenue Bonds (Baptist Health South Florida Obligated Group), Series 2004, 5.25%, 8–15–24	5,000	5,323,150
The City of Miami, Florida:		
Special Obligation Non-Ad Valorem Revenue Refunding Bonds, Series 2002A, 5.5%, 9–1–13	2,460	2,662,261
Limited Ad Valorem Tax Bonds, Series 2002 (Homeland Defense/Neighborhood Capital Improvement Projects), 0.0%, 1–1–10	1,600	1,379,280
Polk County, Florida, Capital Improvement and Refunding Revenue Bonds, Series 2002, 5.25%, 12–1–09	3,200	3,373,568
Broward County, Florida, Passenger Facility Charge/Airport System Revenue Convertible Lien Bonds, Airport System Revenue Bonds, Series 2001J–1 (AMT), 5.75%, 10–1–18	2,870	3,097,189

See Notes to Schedule of Investments on page 30.

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Florida (Continued)		
Miami-Dade County, Florida, Aviation Revenue Bonds, Series 2002, Miami International Airport (Hub of the Americas),		
5.75%, 10–1–16	$2,000	$ 2,169,740
Greater Orlando Aviation Authority, Airport Facilities Revenue Bonds, Series 2002B (AMT),		
5.5%, 10–1–17	2,000	2,129,980
Hillsborough County Aviation Authority, Florida, Tampa International Airport, Revenue Bonds, 2003 Series B,		
5.0%, 10–1–20	2,000	2,059,120
City of Jacksonville, Florida, Water and Sewer System, 2002 Series B,		
5.25%, 10–1–08	1,500	1,557,690
The School Board of Palm Beach County, Florida, Certificates of Participation, Series 2002A,		
5.375%, 8–1–13	1,000	1,088,460
Housing Finance Authority of Lee County, Florida, Single Family Mortgage Revenue Bonds, Series 1999A, Subseries 2,		
5.0%, 9–1–30	300	305,757
		25,146,195
Georgia – 2.72%		
Municipal Electric Authority of Georgia, Project One Special Obligation Bonds, Fifth Crossover Series:		
6.4%, 1–1–13	6,925	7,783,561
6.4%, 1–1–13	860	966,107
6.4%, 1–1–13	75	83,654
Hospital Authority of Cobb County (Georgia), Revenue Anticipation Refunding and Improvement Certificates, Series 2003,		
5.25%, 4–1–20	4,000	4,299,040
State of Georgia, General Obligation Bonds, Series1998B,		
5.5%, 7–1–12	2,000	2,194,140
		15,326,502
Guam – 0.62%		
Guam International Airport Authority, General Revenue Bonds, 2003 Series C (AMT),		
5.375%, 10–1–20	3,305	**3,491,402**

See Notes to Schedule of Investments on page 30.

The Investments of Municipal Bond Fund

March 31, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Hawaii – 1.02%		
State of Hawaii, Airport System Revenue Bonds, Refunding Series 2001 (AMT):		
8.24988%, 7–1–09 (A)	$2,500	$ 2,875,300
8.24988%, 7–1–09 (A)	2,500	2,868,000
		5,743,300
Illinois – 1.65%		
City of Chicago, Collateralized Single Family Mortgage Revenue Bonds:		
Series 2002C,		
5.6%, 10–1–34	2,190	2,301,230
Series 2002B,		
6.0%, 10–1–33	1,770	1,816,763
Series 2002D,		
5.75%, 4–1–35	1,440	1,458,792
Village of Maywood, General Obligation Corporate Purpose Bonds, Series 2001C (Tax-Exempt),		
5.5%, 1–1–21	1,300	1,399,606
School District Number 116, Champaign County, Illinois (Urbana), General Obligation School Building Bonds, Series 1999C,		
0.0%, 1–1–12	1,695	1,311,913
Bloomington-Normal Airport Authority of McLean County, Illinois, Central Illinois Regional Airport, Passenger Facility Charge Revenue Bonds, Series 2001,		
6.35%, 12–15–24	1,000	1,026,730
		9,315,034
Indiana – 3.15%		
Indiana State Office Building Commission, Capitol Complex Revenue Bonds:		
Series 1990B (State Office Building I Facility),		
7.4%, 7–1–15	8,000	9,984,640
Series 1990A (Senate Avenue Parking Facility),		
7.4%, 7–1–15	4,775	5,864,321
Knox County Hospital Association (Knox County, Indiana), Lease Revenue Refunding Bonds, Series 2002,		
5.25%, 7–1–08	1,875	1,934,756
		17,783,717
Iowa – 0.39%		
Iowa Finance Authority, Iowa State Revolving Fund, Revenue Bonds, Series 2001,		
5.5%, 8–1–16	2,000	**2,178,820**

See Notes to Schedule of Investments on page 30.

The Investments of Municipal Bond Fund

March 31, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Kansas – 2.26%		
Sedgwick County, Kansas and Shawnee County, Kansas, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program):		
2003 Series A–2,		
5.65%, 6–1–35	$2,900	$ 3,055,150
2005 Series A–5,		
5.6%, 12–1–28	2,000	2,124,340
2002 Series B–4,		
5.9%, 12–1–34	1,940	2,074,597
2002 Series A–5,		
5.55%, 12–1–33	1,500	1,600,440
2004 Series A–4,		
5.625%, 6–1–36	955	1,026,797
2001 Series A–1 (AMT),		
6.3%, 12–1–32	640	664,774
Unified School District No. 443, Ford County, Kansas (Dodge City), General Obligation Refunding Bonds, Series 2002,		
5.0%, 3–1–10	1,110	1,161,582
Unified Government of Wyandotte County/Kansas City, Kansas, Transportation Development District Sales Tax Revenue Bonds (NFM-Cabela's Project), Series 2006,		
5.0%, 12–1–27	1,085	1,036,566
		12,744,246
Kentucky – 0.78%		
Kentucky Housing Corporation, Housing Revenue Bonds, 2006 Series B (AMT),		
5.25%, 7–1–36	2,155	2,253,419
Kenton County (Kentucky) Airport Board, Cincinnati/Northern Kentucky International Airport, Revenue Refunding Bonds, Series 2002A,		
5.625%, 3–1–14	2,000	2,145,440
		4,398,859

See Notes to Schedule of Investments on page 30.

The Investments of Municipal Bond Fund

March 31, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Louisiana – 1.40%		
State of Louisiana, Gasoline and Fuels Tax Revenue Bonds, 2005 Series A, 5.0%, 5–1–26	$4,800	$ 4,976,976
Louisiana Local Government Environmental Facilities and Community Development Authority, Mortgage Revenue Bonds, Series 2004A (GNMA Collateralized – Cypress Apartments Project), 5.5%, 4–20–38	2,750	2,922,947
		7,899,923
Maryland – 0.73%		
Montgomery County, Maryland, General Obligation Bonds, Consolidated Public Improvement Bonds of 2001, Series A, 5.0%, 2–1–10	2,000	2,100,520
Maryland Transportation Authority, Airport Parking Revenue Bonds, Series 2002B, Baltimore/ Washington International Airport Projects (Qualified Airport Bonds – AMT), 5.375%, 3–1–15	1,905	2,023,491
		4,124,011
Massachusetts – 1.40%		
The Commonwealth of Massachusetts, General Obligation Bonds: Consolidated Loan of 2003, Series D, 5.25%, 10–1–21	2,500	2,695,475
Consolidated Loan of 2002, Series C, 5.5%, 11–1–10	2,000	2,148,360
Massachusetts Bay Transportation Authority, Assessment Bonds, 2004 Series A, 5.25%, 7–1–20	2,800	3,047,520
		7,891,355
Michigan – 0.98%		
City of Detroit, Michigan, General Obligation Bonds (Unlimited Tax), Series 2004-A(1), 5.25%, 4–1–23	3,220	3,396,005
Board of Regents of Eastern Michigan University, General Revenue Refunding Bonds, Series 2002A, 5.8%, 6–1–13	1,530	1,710,907

See Notes to Schedule of Investments on page 30.

The Investments of Municipal Bond Fund

March 31, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Michigan (Continued)		
Garden City Hospital Finance Authority, Hospital Revenue and Refunding Bonds (Garden City Hospital Obligated Group), Series 1998A,		
5.625%, 9–1–10	$ 400	$ 402,436
		5,509,348
Minnesota – 2.63%		
Minneapolis-St. Paul Metropolitan Airports Commission, Airport Revenue Bonds, Series 2001B (AMT):		
5.75%, 1–1–15	5,000	5,327,300
5.75%, 1–1–13	2,345	2,506,828
City of Rochester, Minnesota, Health Care Facilities Revenue Bonds (Mayo Foundation/Mayo Medical Center), Series 1992D,		
6.15%, 11–15–09	4,500	4,880,340
City of Minneapolis, Minnesota, General Obligation Convention Center Bonds, Series 2002,		
5.0%, 12–1–10	2,000	2,112,800
		14,827,268
Mississippi – 0.75%		
Mississippi Higher Education Assistance Corporation, Student Loan Revenue Bonds, Subordinate Series1996-C:		
6.75%, 9–1–14	2,750	2,758,827
6.7%, 9–1–12	1,470	1,478,805
		4,237,632
Missouri – 5.27%		
Missouri Housing Development Commission, Single Family Mortgage Revenue Bonds (Homeownership Loan Program), 2005 Series D (AMT),		
6.0%, 3–1–36	5,300	5,741,278
The Industrial Development Authority of the City of Kansas City, Missouri, Revenue Bonds, Series 2004 (Plaza Library Project):		
5.9%, 3–1–24	2,300	2,320,079
5.375%, 3–1–10	1,800	1,855,764
Health and Educational Facilities Authority of the State of Missouri, Health Facilities Revenue Bonds, Barnes-Jewish, Inc./Christian Health Services, Series 1993A,		
6.0%, 5–15–11	3,000	3,279,060

See Notes to Schedule of Investments on page 30.

The Investments of Municipal Bond Fund

March 31, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Missouri (Continued)		
Northwest Missouri State University, Housing System Revenue Bonds, Series 2003, 5.5%, 6–1–19	$2,650	$ 2,898,544
City of Belton, Missouri, Tax Increment Revenue Bonds (Belton Town Centre Project), Series 2004, 6.25%, 3–1–24	2,265	2,283,075
Jackson County, Missouri, Tax Exempt Special Obligation Refunding & Improvement Bonds (Truman Medical Center Project), Series 2001A, 5.5%, 12–1–12	2,000	2,183,440
The Board of Education of the City of St. Louis, General Obligation Refunding Bonds (Missouri Direct Deposit Program), Capital Appreciation Bonds, Series 2002B, 0.0%, 4–1–10	2,000	1,706,400
State Environmental Improvement and Energy Resources Authority (State of Missouri), Water Pollution Control Revenue Refunding Bonds (State Revolving Fund Program – Master Trust), Series 2001B, 5.5%, 7–1–10	1,500	1,601,565
Missouri Higher Education Loan Authority (A Public Instrumentality and Body Corporate and Politic of the State of Missouri), Student Loan Revenue Bonds, Subordinate Series 1994A, 5.45%, 2–15–09	1,500	1,501,725
Missouri Development Finance Board, Infrastructure Facilities Revenue Bonds, City of Independence, Missouri, Eastland Center Project, Phase II, Series 2002B, 6.0%, 4–1–21	1,250	1,313,300
The City of St. Louis, Missouri, Airport Revenue Refunding Bonds, Series 2003A (Lambert-St. Louis International Airport), 5.25%, 7–1–18	1,000	1,066,180
Bi-State Development Agency of the Missouri-Illinois Metropolitan District (Metrolink Cross County Extension Project), Mass Transit Sales Tax Appropriation Bonds, Series 2002B, 5.25%, 10–1–09	1,000	1,051,970

See Notes to Schedule of Investments on page 30.

The Investments of Municipal Bond Fund

March 31, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Missouri (Continued)		
City of Chesterfield, Missouri, Tax Increment Refunding and Improvement Revenue Bonds, Series 2002 (Chesterfield Valley Projects), 4.5%, 4–15–16	$ 845	$ 845,076
City of Wayland, Missouri, Tax Increment Revenue Bonds (Wayland Highway 27 Sewer and Water Improvement Project), Series 2006, 6.1%, 4–1–28	100	98,689
		29,746,145
Nebraska – 1.61%		
City of Lincoln, Nebraska, Lincoln Electric System Revenue Bonds, Series 2005, 5.0%, 9–1–29	4,800	5,012,160
Nebraska Higher Education Loan Program, Inc., 1993–2 Series A–6 Junior Subordinate Bonds, 9.502%, 6–1–13 (A)	3,935	4,066,272
		9,078,432
Nevada – 0.33%		
Las Vegas Convention and Visitors Authority, Nevada, Revenue Bonds, Series 1999, 6.0%, 7–1–14	1,385	1,495,800
Nevada Housing Division, Single Family Mortgage Bonds:		
1998 Series A–1 Mezzanine Bonds, 5.35%, 4–1–16	325	327,265
1996 Series C Subordinate Bonds, 6.35%, 4–1–09	40	40,032
		1,863,097
New Hampshire – 1.02%		
New Hampshire Health and Education Facilities Authority:		
Hospital Revenue Bonds, Catholic Medical Center Issue, Series 2002A, 6.125%, 7–1–32	2,000	2,077,160
Revenue Bonds, Southern New Hampshire University Issue, Series 2003, 5.375%, 1–1–34	1,500	1,557,300
New Hampshire Housing Finance Authority, Single Family Mortgage Acquisition Revenue Bonds, 2006 Series A (AMT), 5.65%, 1–1–36	2,000	2,136,380
		5,770,840

See Notes to Schedule of Investments on page 30.

The Investments of Municipal Bond Fund

March 31, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
New Jersey – 3.14%		
New Jersey Economic Development Authority:		
Special Facility Revenue Bonds (Continental Airlines, Inc. Project), Series 1999:		
6.625%, 9–15–12	$1,400	$ 1,437,114
6.25%, 9–15–29	1,065	1,049,494
School Facilities Construction Bonds, 2004 Series I,		
5.25%, 9–1–24	2,250	2,452,365
New Jersey Turnpike Authority, Turnpike Revenue Bonds, Series 2000 A:		
6.0%, 1–1–13	3,205	3,600,273
6.0%, 1–1–13	960	1,078,397
County of Hudson, New Jersey, Refunding Certificates of Participation, Series 2002,		
6.0%, 12–1–10	2,110	2,294,055
New Jersey Transit Corporation payable solely from certain Federal Transit Administration Grants, Certificates of Participation, Series 2002A,		
5.5%, 9–15–13	2,000	2,178,020
The City of Newark in the County of Essex, New Jersey, General Obligation School Purpose Refunding Bonds, Series 2002,		
5.375%, 12–15–13	2,000	2,163,660
Casino Reinvestment Development Authority, Hotel Room Fee Revenue Bonds, Series 2004,		
5.25%, 1–1–23	1,350	1,453,261
		17,706,639
New Mexico – 1.21%		
City of Albuquerque, New Mexico, Airport Refunding Revenue Bonds, Series 2001 (AMT),		
5.375%, 7–1–15	3,365	3,547,349
New Mexico Educational Assistance Foundation, Student Loan Program Bonds, Second Subordinate 1996 Series A–3,		
6.75%, 11–1–08	2,175	2,218,913
San Juan County, New Mexico, Gross Receipts Tax Revenue Bonds, Subordinate Series 2001B,		
5.75%, 9–15–21	1,000	1,090,330
		6,856,592

See Notes to Schedule of Investments on page 30.

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
New York – 11.71%		
The City of New York, General Obligation Bonds:		
Fiscal 2004 Series D,		
5.25%, 10–15–21	$8,295	$ 8,808,046
Fiscal 2003 Series J,		
5.5%, 6–1–19	5,000	5,388,250
Fiscal 2005 Series B,		
5.25%, 8–1–12	5,000	5,342,900
Fiscal 2003 Series A Current Interest Bonds,		
5.5%, 8–1–10	3,000	3,195,180
Fiscal 2003 Series A,		
5.75%, 8–1–14	2,000	2,194,860
Fiscal 2002 Series C,		
5.5%, 3–15–15	2,000	2,150,700
New York City Transitional Finance Authority,		
Future Tax Secured Refunding Bonds:		
Fiscal 2003, Series A,		
5.5%, 11–1–26	5,000	5,391,850
Fiscal 2003, Series D,		
5.25%, 2–1–19	3,000	3,199,650
Fiscal 2003, Series B Tax-Exempt Bonds,		
5.25%, 2–1–09	2,000	2,087,160
Fiscal 2003, Series A,		
5.25%, 11–1–10	1,000	1,064,190
Dormitory Authority of the State of New York:		
Third General Resolution Revenue Bonds		
(State University Educational Facilities Issue),		
Series 2002B,		
5.25%, 11–15–23	2,350	2,503,831
City University System, Consolidated Fourth		
General Resolution Revenue Bonds,		
2001 Series A,		
5.5%, 7–1–17	2,000	2,172,880
State University Educational Facilities,		
Revenue Bonds, Series 1990B:		
7.5%, 5–15–11	1,095	1,199,343
7.5%, 5–15–11	650	729,775

See Notes to Schedule of Investments on page 30.

The Investments of Municipal Bond Fund

March 31, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
New York (Continued)		
The Port Authority of New York and New Jersey, Consolidated Bonds:		
One Hundred Twenty-Seventh Series, 5.5%, 12–15–14	$3,000	$ 3,223,560
One Hundred Twenty-Sixth Series, 5.5%, 11–15–13	2,000	2,139,760
Suffolk County Industrial Development Agency (New York), Civic Facility Revenue Bonds: Series 1999B (The Southampton Hospital Association Civic Facility), 7.625%, 1–1–30	2,330	2,342,978
Series 1999A (The Southampton Hospital Association Civic Facility), 7.25%, 1–1–20	1,020	1,033,648
Metropolitan Transportation Authority, State Service Contract Refunding Bonds, Series 2002A, 5.75%, 7–1–16	3,000	3,383,520
New York City Municipal Water Finance Authority, Water and Sewer System Revenue Bonds, Fiscal 2003, Series A, 5.375%, 6–15–14	2,000	2,159,680
Tobacco Settlement Financing Corporation (State Of New York), Asset-Backed Revenue Bonds (State Contingency Contract Secured), Series 2003A–1, 5.5%, 6–1–21	2,000	2,157,860
New York State Urban Development Corporation, State Personal Income Tax Revenue Bonds (Economic Development and Housing), Series 2002D, 5.0%, 12–15–07	2,000	2,044,860
New York City, Health and Hospitals Corporation, Health System Bonds, 2002 Series, 5.5%, 2–15–13	1,000	1,081,430
New York State Thruway Authority, Highway and Bridge Trust Fund Refunding Bonds, Series 2002C, 5.25%, 4–1–10	1,000	1,058,510
		66,054,421

See Notes to Schedule of Investments on page 30.

The Investments of Municipal Bond Fund

March 31, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
North Carolina – 1.38%		
North Carolina Eastern Municipal Power Agency, Power System Revenue Bonds, Refunding Series 2003 C:		
5.5%, 1–1–14	$3,000	$ 3,234,660
5.0%, 1–1–07	655	659,015
North Carolina Municipal Power Agency Number 1, Catawba Electric Revenue Bonds, Series 2003A,		
5.25%, 1–1–19	2,500	2,664,600
County of Cumberland, North Carolina, Hospital Facility Revenue Bonds (Cumberland County Hospital System, Inc.), Series 1999,		
5.25%, 10–1–11	1,200	1,258,044
		7,816,319
Ohio – 2.37%		
Ohio Water Development Authority, State of Ohio, Water Pollution Control Loan Fund Revenue Bonds, Water Quality Series 2005B,		
5.0%, 12–1–10	5,000	5,279,800
Hamilton County, Ohio, Sewer System Improvement Revenue Bonds, 2005 Series B (The Metropolitan Sewer District of Greater Cincinnati),		
5.0%, 12–1–30	3,850	4,023,750
County of Summit, Ohio, Various Purpose Bonds, Series 2002 (Limited Tax General Obligation),		
5.75%, 12–1–14	1,710	1,906,992
County of Cuyahoga, Ohio, Revenue Bonds, Series 2003A (Cleveland Clinic Health System Obligated Group),		
6.0%, 1–1–21	1,000	1,113,260
County of Lorain, Ohio, Hospital Facilities Revenue Refunding and Improvement Bonds, Series 2001A (Catholic Healthcare Partners),		
5.625%, 10–1–17	1,000	1,070,060
		13,393,862
Oklahoma – 0.56%		
Oklahoma City Airport Trust, Junior Lien Tax-Exempt Bonds, Twenty-Seventh Series B (AMT),		
5.75%, 7–1–16	1,490	1,577,538
City of Oklahoma City, Oklahoma, General Obligation Refunding Bonds, Series 2002,		
5.0%, 3–1–10	1,060	1,112,004

See Notes to Schedule of Investments on page 30.

The Investments of Municipal Bond Fund

March 31, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Oklahoma (Continued)		
Oklahoma Housing Finance Agency, Single Family Mortgage Revenue Bonds (Homeownership Loan Program),1995 Series B, Subseries B–2 (AMT), 7.625%, 9–1–26	$ 450	$ 473,468
		3,163,010
Oregon – 0.88%		
State of Oregon:		
Department of Administrative Services, Refunding Certificates of Participation, 2002 Series B, 5.25%, 5–1–12	3,000	3,238,890
Department of Transportation, Regional Light Rail Extension Construction Fund, Revenue Refunding Bonds, Series 2002 (Westside Light Rail Project), 5.0%, 6–1–09	1,000	1,039,850
Housing and Community Services Department, Mortgage Revenue Bonds (Single-Family Mortgage Program), 1996 Series D, 6.375%, 7–1–27	685	697,303
		4,976,043
Pennsylvania – 3.33%		
Pennsylvania Higher Educational Facilities Authority (Commonwealth of Pennsylvania), Health Services Revenue Bonds (Allegheny Delaware Valley Obligated Group Project), Series A, 5.7%, 11–15–11	2,500	2,657,350
Schuylkill County Industrial Development Authority, Variable Rate Demand Revenue Bonds (Pine Grove Landfill, Inc. Project), 1995 Series, 5.1%, 10–1–19	2,400	2,458,032
Susquehanna Area Regional Airport Authority, Airport System Revenue Bonds, Series 2003A, 5.5%, 1–1–19	2,120	2,260,938
The Pennsylvania Industrial Development Authority, Economic Development Revenue Bonds, Series 2002, 5.5%, 7–1–14	2,000	2,186,640
County of Allegheny, Pennsylvania, General Obligation Refunding Bonds, Series C–55, 5.25%, 11–1–11	2,000	2,152,660

See Notes to Schedule of Investments on page 30.

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Pennsylvania (Continued)		
Falls Township Hospital Authority, Refunding Revenue Bonds, The Delaware Valley Medical Center Project (FHA Insured Mortgage), Series 1992,		
7.0%, 8–1–22	$1,575	$ 1,578,055
Redevelopment Authority of the City of Philadelphia, Revenue Bonds (Beech, LLC Student Housing Complex at Temple University), Series 2003A,		
5.5%, 7–1–35	1,500	1,520,685
Health Care Facilities Authority of Sayre (Pennsylvania), Fixed Rate Hospital Revenue Bonds (Latrobe Area Hospital), Series A of 2002,		
5.25%, 7–1–10	1,385	1,467,865
County of Butler (Commonwealth of Pennsylvania), General Obligation Bonds, Series of 2002,		
6.0%, 7–15–10	1,330	1,447,718
The Harrisburg Authority (Dauphin County, Pennsylvania), School Revenue Bonds, Series A of 2002 (The School District of the City of Harrisburg Refunding Project),		
5.0%, 4–1–10	1,010	1,060,571
		18,790,514
Puerto Rico – 2.62%		
Commonwealth of Puerto Rico, Public Improvement Refunding Bonds (General Obligation Bonds): Series 2003 C:		
6.0%, 7–1–13	3,450	3,599,868
5.0%, 7–1–18	3,000	3,066,690
Series 2004 A,		
5.25%, 7–1–21	5,740	6,003,064
Series 2002,		
5.25%, 7–1–10	2,000	2,126,120
		14,795,742
South Carolina – 0.28%		
Anderson County Joint Municipal Water System, South Carolina, Waterworks System Revenue Bonds, Series 2002,		
5.5%, 7–15–13	1,445	**1,579,284**

See Notes to Schedule of Investments on page 30.

The Investments of Municipal Bond Fund

March 31, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
South Dakota – 0.42%		
South Dakota Health and Educational Facilities Authority (Huron Regional Medical Center Issue), Revenue Bonds, Series 1994,		
7.3%, 4–1–16	$2,000	$ 2,396,600
Tennessee – 1.05%		
Volunteer State Student Funding Corporation, Educational Loan Revenue Bonds, Junior Subordinate Series 1993C Bonds,		
5.85%, 12–1–08	2,700	2,703,780
The Memphis and Shelby County Sports Authority, Inc., Revenue Bonds, 2002 Series A (Memphis Arena Project),		
5.5%, 11–1–13	2,000	2,186,320
Dickson County, Tennessee, General Obligation Refunding Bonds, Series 2002,		
5.0%, 3–1–10	1,000	1,049,060
		5,939,160
Texas – 6.10%		
State of Texas, Tax and Revenue Anticipation Notes, Series 2005,		
4.5%, 8–31–06	8,000	8,028,880
Lancaster Independent School District (Dallas County, Texas), Unlimited Tax School Building Bonds, Series 2004,		
5.75%, 2–15–30	6,000	6,719,100
Cities of Dallas and Fort Worth, Texas, Dallas/Fort Worth International Airport: Joint Revenue Bonds, Series 2003A,		
5.5%, 11–1–19	5,000	5,327,550
Joint Revenue Improvement and Refunding Bonds, Series 2001A,		
5.875%, 11–1–17	1,280	1,376,934
City of Houston, Texas: Water and Sewer System, Junior Lien Revenue Forward Refunding Bonds, Series 2002B,		
5.75%, 12–1–16	2,000	2,214,940
Combined Utility System, First Lien Fixed Rate Revenue Refunding Bonds, Series 2004A,		
5.25%, 5–15–10	2,000	2,117,920
Airport System Subordinate Lien Revenue Bonds, Series 2002B (Non-AMT),		
5.25%, 7–1–10	2,000	2,114,840

See Notes to Schedule of Investments on page 30.

The Investments of Municipal Bond Fund

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Texas (Continued)		
Harris County, Texas, Tax and Subordinate Lien, Revenue Refunding Bonds, Series 2004B, 5.0%, 8–15–32	$2,500	$ 2,629,025
Goose Creek Consolidated Independent School District, Unlimited Tax Refunding and Schoolhouse Bonds, Series 2002:		
5.75%, 2–15–17	1,070	1,164,588
5.75%, 2–15–17	980	1,035,929
Harris County-Houston Sports Authority, Senior Lien Revenue Bonds, Series 2001G,		
5.75%, 11–15–15	1,500	1,630,695
Dallas-Fort Worth International Airport Facility Improvement Corporation, American Airlines, Inc., Revenue Refunding Bonds, Series 2000C,		
6.15%, 5–1–29	85	84,122
		34,444,523
Virginia – 1.19%		
Industrial Development Authority of the City of Roanoke, Virginia, Hospital Revenue Bonds (Carilion Health System Obligated Group), Series 2002A:		
5.75%, 7–1–14	2,225	2,425,139
5.5%, 7–1–17	2,000	2,166,360
Virginia Port Authority, Commonwealth Port Fund Revenue Bonds (2002 Resolution), Series 2002,		
5.5%, 7–1–15	2,000	2,151,000
		6,742,499
Washington – 5.19%		
Energy Northwest:		
Columbia Generating Station Electric Revenue Refunding Bonds, Series 2004-A,		
5.25%, 7–1–10	5,800	6,140,054
Project No. 1 Refunding Electric Revenue Bonds, Series 2002-A,		
5.75%, 7–1–16	4,500	4,930,695
Washington Public Power Supply System, Nuclear Project No. 1, Refunding Revenue Bonds, Series 1989B,		
7.125%, 7–1–16	8,200	10,147,746

See Notes to Schedule of Investments on page 30.

The Investments of Municipal Bond Fund

March 31, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Washington (Continued)		
State of Washington, Various Purpose General Obligation Bonds, Series 1990A, 9.496%, 2–1–12 (A)	$2,495	$ 3,244,797
Housing Authority of the City of Seattle, Low-Income Housing Assistance Revenue Bonds, 1995 (GNMA Collateralized Mortgage Loan – Kin On Project), 7.4%, 11–20–36	1,750	1,882,283
Spokane Public Facilities District, Regional Projects, Spokane Public Facilities District, Hotel/Motel Tax and Sales/Use Tax Bonds, Series 2003, 5.75%, 12–1–19	1,665	1,872,942
Port of Seattle, Revenue Bonds, Series 2001B (AMT), 5.625%, 4–1–16	1,000	1,066,680
		29,285,197
West Virginia – 0.51%		
State of West Virginia, Infrastructure General Obligation Bonds, 1999 Series A (Non-AMT), 0.0%, 11–1–13	4,000	**2,894,040**
Wyoming – 0.47%		
Wyoming Student Loan Corporation, Student Loan Revenue Refunding Bonds, Series 1999A (Non-AMT), 6.2%, 6–1–24	2,500	**2,635,175**
TOTAL MUNICIPAL BONDS – 99.04%		**$558,898,813**
(Cost: $542,448,812)		
TOTAL INVESTMENT SECURITIES – 99.04%		**$558,898,813**
(Cost: $542,448,812)		
CASH[B] AND OTHER ASSETS, NET OF LIABILITIES – 0.96%		5,401,822
NET ASSETS – 100.00%		**$564,300,635**

See Notes to Schedule of Investments on page 30.

The Investments of Municipal Bond Fund

March 31, 2006

Notes to Schedule of Investments

(A) The interest rate is subject to change periodically and inversely based upon prevailing market rates. The interest rate shown is the rate in effect at March 31, 2006.

(B) Cash serves as collateral for the following open futures contract at March 31, 2006. (See Note 6 to financial statements):

Type	Number of Contracts	Expiration Date	Market Value	Underlying Face Amount at Value
United States Treasury 30 Year Bond	55	6–21–06	$6,003,594	$6,001,875

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

MUNICIPAL BOND FUND
March 31, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $542,449) (Notes 1 and 3)	$558,899
Receivables:	
Interest	8,100
Investment securities sold	1,425
Fund shares sold	155
Variation margin – futures	2
Initial margin deposit	49
Prepaid and other assets	44
Total assets	568,674

LIABILITIES

Payable for investment securities purchased	2,010
Payable to Fund shareholders	1,603
Due to custodian	491
Accrued service fee (Note 2)	109
Accrued shareholder servicing (Note 2)	57
Accrued accounting services fee (Note 2)	13
Accrued management fee (Note 2)	8
Accrued distribution fee (Note 2)	2
Other	80
Total liabilities	4,373
Total net assets	$564,301

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 82
Additional paid-in capital	560,407
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income	1,000
Accumulated undistributed net realized loss on investment transactions	(13,636)
Net unrealized appreciation in value of investments	16,448
Net assets applicable to outstanding units of capital	$564,301
Net asset value per share (net assets divided by shares outstanding):	
Class A	$6.92
Class B	$6.91
Class C	$6.91
Class Y	$6.92
Capital shares outstanding:	
Class A	80,311
Class B	666
Class C	590
Class Y	1
Capital shares authorized	600,000

See Notes to Financial Statements.

Statement of Operations

MUNICIPAL BOND FUND
For the Six Months Ended March 31, 2006
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization.	$13,258
Expenses (Note 2):	
Investment management fee.	1,515
Service fee:	
Class A	660
Class B	6
Class C	5
Shareholder servicing:	
Class A	257
Class B	6
Class C	6
Class Y	—*
Accounting services fee	81
Distribution fee:	
Class A	7
Class B	18
Class C	16
Audit fees.	18
Custodian fees.	18
Legal fees	12
Other	115
Total expenses	2,740
Net investment income	10,518

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net loss on investments	(777)
Unrealized depreciation in value of securities during the period	(7,031)
Unrealized depreciation in value of futures during the period	(2)
Unrealized depreciation in value of investments during the period	(7,033)
Net loss on investments	(7,810)
Net increase in net assets resulting from operations	$ 2,708

*Not shown due to rounding

See Notes to Financial Statements.

Statement of Changes in Net Assets

MUNICIPAL BOND FUND

(In Thousands)

	For the six months ended March 31, 2006	For the fiscal year ended September 30, 2005
DECREASE IN NET ASSETS		
Operations:		
Net investment income	$ 10,518	$ 22,408
Realized net gain (loss) on investments	(777)	343
Unrealized depreciation.	(7,033)	(8,096)
Net increase in net assets resulting from operations.	2,708	14,655
Distributions to shareholders from (Note 1D):[(1)]		
Net investment income:		
Class A	(10,715)	(21,943)
Class B	(68)	(151)
Class C	(60)	(120)
Class Y	(—)*	(—)*
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(10,843)	(22,214)
Capital share transactions (Note 5)	(25,638)	(52,958)
Total decrease	(33,773)	(60,517)
NET ASSETS		
Beginning of period.	598,074	658,591
End of period.	$564,301	$598,074
Undistributed net investment income	$ 1,000	$ 1,325

*Not shown due to rounding.
(1)See "Financial Highlights" on pages 34 - 37.

Financial Highlights

MUNICIPAL BOND FUND

Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-06	For the fiscal year ended September 30,				
		2005	2004	2003	2002	2001
Net asset value, beginning of period	$7.02	$7.10	$7.09	$7.14	$6.91	$6.75
Income (loss) from investment operations:						
Net investment income	0.13	0.25	0.25	0.25	0.28	0.32
Net realized and unrealized gain (loss) on investments.	(0.10)	(0.08)	0.01	(0.05)	0.23	0.16
Total from investment operations	0.03	0.17	0.26	0.20	0.51	0.48
Less distributions from:						
Net investment income	(0.13)	(0.25)	(0.25)	(0.25)	(0.28)	(0.32)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)*
Total distributions	(0.13)	(0.25)	(0.25)	(0.25)	(0.28)	(0.32)
Net asset value, end of period.	$6.92	$7.02	$7.10	$7.09	$7.14	$6.91
Total return[1]	0.43%	2.43%	3.69%	2.82%	7.64%	7.27%
Net assets, end of period (in millions)	$555	$589	$647	$733	$785	$748
Ratio of expenses to average net assets	0.93%[2]	0.91%	0.90%	0.89%	0.89%	0.88%
Ratio of net investment income to average net assets	3.64%[2]	3.57%	3.50%	3.51%	4.03%	4.67%
Portfolio turnover rate.	9%	14%	24%	43%	61%	31%

*Not shown due to rounding.
(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) Annualized.

See Notes to Financial Statements.

Financial Highlights

MUNICIPAL BOND FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-06	For the fiscal year ended September 30,				
		2005	2004	2003	2002	2001
Net asset value, beginning of period	$7.01	$7.10	$7.08	$7.14	$6.91	$6.74
Income (loss) from investment operations:						
Net investment income	0.10	0.19	0.18	0.19	0.22	0.27
Net realized and unrealized gain (loss) on investments.	(0.10)	(0.09)	0.02	(0.06)	0.23	0.16
Total from investment operations	0.00	0.10	0.20	0.13	0.45	0.43
Less distributions from:						
Net investment income	(0.10)	(0.19)	(0.18)	(0.19)	(0.22)	(0.26)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)*
Total distributions	(0.10)	(0.19)	(0.18)	(0.19)	(0.22)	(0.26)
Net asset value, end of period.	$6.91	$7.01	$7.10	$7.08	$7.14	$6.91
Total return	−0.03%	1.36%	2.89%	1.80%	6.77%	6.47%
Net assets, end of period (in millions)	$5	$5	$6	$7	$7	$5
Ratio of expenses to average net assets	1.85%[1]	1.82%	1.79%	1.75%	1.73%	1.72%
Ratio of net investment income to average net assets	2.71%[1]	2.66%	2.60%	2.65%	3.18%	3.76%
Portfolio turnover rate.	9%	14%	24%	43%	61%	31%

*Not shown due to rounding.
(1)Annualized.

See Notes to Financial Statements.

Financial Highlights

MUNICIPAL BOND FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-06	For the fiscal year ended September 30,				
		2005	2004	2003	2002	2001
Net asset value, beginning of period	$7.01	$7.10	$7.08	$7.14	$6.91	$6.74
Income (loss) from investment operations:						
Net investment income	0.09	0.18	0.18	0.18	0.22	0.27
Net realized and unrealized gain (loss) on investments.	(0.09)	(0.09)	0.02	(0.06)	0.23	0.16
Total from investment operations	0.00	0.09	0.20	0.12	0.45	0.43
Less distributions from:						
Net investment income	(0.10)	(0.18)	(0.18)	(0.18)	(0.22)	(0.26)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)*
Total distributions	(0.10)	(0.18)	(0.18)	(0.18)	(0.22)	(0.26)
Net asset value, end of period.	$6.91	$7.01	$7.10	$7.08	$7.14	$6.91
Total return	−0.04%	1.32%	2.87%	1.79%	6.73%	6.47%
Net assets, end of period (in millions)	$4	$4	$5	$5	$5	$2
Ratio of expenses to average net assets	1.89%[1]	1.85%	1.83%	1.77%	1.75%	1.74%
Ratio of net investment income to average net assets	2.68%[1]	2.63%	2.57%	2.63%	3.13%	3.74%
Portfolio turnover rate.	9%	14%	24%	43%	61%	31%

*Not shown due to rounding.
(1)Annualized.

See Notes to Financial Statements.

Financial Highlights

MUNICIPAL BOND FUND

Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-06	For the fiscal year ended September 30,				
		2005	**2004**	**2003**	**2002**	**2001**
Net asset value, beginning of period	$7.02	$7.10	$7.09	$7.14	$6.91	$6.75
Income (loss) from investment operations:						
Net investment income	0.13[1]	0.27[1]	0.19[1]	0.26	0.31	0.28[1]
Net realized and unrealized gain (loss) on investments.	(0.09)[1]	(0.08)[1]	0.08[1]	(0.05)	0.21	0.21[1]
Total from investment operations	0.04	0.19	0.27	0.21	0.52	0.49
Less distributions from:						
Net investment income	(0.14)	(0.27)	(0.26)	(0.26)	(0.29)	(0.33)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)*
Total distributions	(0.14)	(0.27)	(0.26)	(0.26)	(0.29)	(0.33)
Net asset value, end of period.	$6.92	$7.02	$7.10	$7.09	$7.14	$6.91
Total return	0.59%	2.72%	3.92%	3.01%	7.82%	7.44%
Net assets, end of period (in thousands)	$4	$4	$4	$10,033	$16,172	$12,965
Ratio of expenses to average net assets	0.60%[2]	0.60%	0.72%	0.72%	0.71%	0.70%
Ratio of net investment income to average net assets	3.92%[2]	3.90%	3.62%	3.59%	4.08%	4.82%
Portfolio turnover rate	9%	14%	24%	43%	61%	31%

  *Not shown due to rounding.
(1)Based on average weekly shares outstanding.
(2)Annualized.

See Notes to Financial Statements.

Notes to Financial Statements

March 31, 2006

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors Municipal Bond Fund, Inc. (the Fund) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Its investment objective is to provide income not subject to Federal income tax. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. Security valuation – Municipal bonds and the taxable obligations in the Fund's investment portfolio are not listed or traded on any securities exchange. Therefore, municipal bonds are valued using a pricing system provided by a pricing service or dealer in bonds. Restricted securities and securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued as determined in good faith under procedures established by and under the general supervision of the Fund's Board of Directors. Management's valuation committee makes fair value determinations for the Fund, subject to the supervision of the Board of Directors. Short-term debt securities, whether taxable or nontaxable, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value.

B. Security transactions and related investment income – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Original issue discount (as defined in the Internal Revenue Code) and premiums on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Interest income is recorded on the accrual basis. See Note 3 – Investment Security Transactions.

C. Federal income taxes – The Fund intends to distribute all of its net investment income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. The Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. In addition, the Fund intends to meet requirements of the Internal Revenue Code which will permit it to pay dividends from net investment income, substantially all of which will be exempt from Federal income tax. See Note 4 – Federal Income Tax Matters.

D. Dividends and distributions – Dividends and distributions to shareholders are recorded by the Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, net operating losses and expiring capital loss carryovers.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Fund's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. The fee is payable by the Fund at the annual rates of: 0.525% of net assets up to $500 million, 0.50% of net assets over $500 million and up to $1 billion, 0.45% of net assets over $1 billion and up to $1.5 billion, and 0.40% of net assets over $1.5 billion. The Fund accrues and pays the fee daily.

The Fund has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of the Fund. For these services, the Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee

Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, the Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

The Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Fund pays WRSCO a monthly per account charge for shareholder servicing of $1.6958 for each shareholder account which was in existence at any time during the prior month. With respect to Class Y shares, the Fund pays WRSCO a monthly fee at an annual rate of 0.15% of the average daily net assets of the class for the preceding month. The Fund also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Fund's shares, W&R received gross sales commissions for Class A shares (which are not an expense of the Fund) of $175,519. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and paid to W&R. During the six-month period ended March 31, 2006, W&R received $3,951, $10,434 and $2,341 in CDSC for Class A, Class B and Class C shares, respectively. With respect to Class A, Class B and Class C shares, W&R paid sales commissions of $113,847 and all expenses in connection with the sale of Fund shares, except for registration fees and related expenses.

Under a Distribution and Service Plan for Class A shares adopted by the Fund pursuant to Rule 12b–1 under the Investment Company Act of 1940, the Fund may pay monthly a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Fund for Class B and Class C shares, respectively, the Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class. The Class B Plan and the Class C Plan each permit W&R to receive compensation, through the distribution and service fee, respectively, for its distribution activities for that class, which are similar to the distribution activities described with respect to the Class A Plan, and for its activities in providing personal services to shareholders of that class and/or maintaining shareholder accounts of that class, which are similar to the corresponding activities for which it is entitled to reimbursement under the Class A Plan.

The Fund paid Directors' regular compensation of $20,104, which is included in other expenses.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Security Transactions

Purchases of investment securities, other than U.S. government obligations and short-term securities, aggregated $53,627,106, while proceeds from maturities and sales aggregated $79,063,102. Purchases of short-term securities aggregated $455,811,884, while proceeds from maturities and sales aggregated $454,011,700. No U.S. government obligations were purchased or sold during the six-month period ended March 31, 2006.

For Federal income tax purposes, cost of investments owned at March 31, 2006 was $544,145,128, resulting in net unrealized appreciation of $14,753,685, of which $16,027,925 related to appreciated securities and $1,274,240 related to depreciated securities.

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the fiscal year ended September 30, 2005 and the related capital loss carryover and post-October activity were as follows:

Net ordinary income	$22,252,631
Distributed ordinary income	22,214,319
Undistributed ordinary income*	634,394
Realized long-term capital gains	—
Distributed long-term capital gains	—
Undistributed long-term capital gains	—
Capital loss carryover	—
Post-October losses deferred	—

*This entire amount was distributed prior to March 31, 2006.

Internal Revenue Code regulations permit the Fund to defer into its next fiscal year net capital losses or net long-term capital losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future realized capital gain net income for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

September 30, 2010	$10,383,816

NOTE 5 – Multiclass Operations

The Fund currently offers three classes of shares, Class A, Class B and Class C, each of which have equal rights as to assets and voting privileges. Class Y shares, which are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure, were closed to new and additional investments. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock are summarized below. Amounts are in thousands.

	For the six months ended March 31, 2006	For the fiscal year ended September 30, 2005
Shares issued from sale of shares:		
Class A	1,583	3,513
Class B	11	59
Class C	89	154
Class Y	—*	—*
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	1,274	2,572
Class B	9	19
Class C	8	17
Class Y	—*	—*
Shares redeemed:		
Class A	(6,452)	(13,339)
Class B	(80)	(241)
Class C	(119)	(248)
Class Y	(—)	(—)*
Decrease in outstanding capital shares..............	(3,677)	(7,494)
Value issued from sale of shares:		
Class A	$ 11,024	$ 24,852
Class B	73	413
Class C	617	1,089
Class Y	—*	3
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	8,859	18,173
Class B	64	135
Class C	58	119
Class Y	—*	—*
Value redeemed:		
Class A	(44,947)	(94,285)
Class B	(559)	(1,703)
Class C	(827)	(1,751)
Class Y	(—)	(3)
Decrease in outstanding capital..................	$(25,638)	$(52,958)

*Not shown due to rounding.

NOTE 6 – Futures

The Fund may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount of cash or United States Treasury Bills equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index. These changes in the variation margins are recorded by the Fund as unrealized gains or losses. Upon the closing of the contract, the cumulative net change in the variation margin is recorded as realized gain or loss. The Fund uses futures to attempt to reduce the overall risk of its investments.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Waddell & Reed Advisors Municipal Bond Fund, Inc.:

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Waddell & Reed Advisors Municipal Bond Fund, Inc. (the "Fund"), as of March 31, 2006, and the related statement of operations for the six-month period then ended, the statements of changes in net assets for the six-month period then ended and the fiscal year ended September 30, 2005, and the financial highlights for the periods presented. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2006, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Waddell & Reed Advisors Municipal Bond Fund, Inc. as of March 31, 2006, the results of its operations for the six-month period then ended, the changes in its net assets for the six-month period then ended and the fiscal year ended September 30, 2005, and the financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
May 16, 2006

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

■ On the SEC's website at www.sec.gov.
■ For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
■ On Waddell & Reed's website at www.waddell.com.

The Waddell & Reed Advisors Funds Family

Global/International Funds

 Waddell & Reed Advisors Global Bond Fund

 Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds

 Waddell & Reed Advisors Accumulative Fund

 Waddell & Reed Advisors Core Investment Fund

 Waddell & Reed Advisors Dividend Income Fund

 Waddell & Reed Advisors New Concepts Fund

 Waddell & Reed Advisors Small Cap Fund

 Waddell & Reed Advisors Tax-Managed Equity Fund

 Waddell & Reed Advisors Value Fund

 Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds

 Waddell & Reed Advisors Bond Fund

 Waddell & Reed Advisors Government Securities Fund

 Waddell & Reed Advisors High Income Fund

 Waddell & Reed Advisors Limited-Term Bond Fund

 Waddell & Reed Advisors Municipal Bond Fund

 Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds

 Waddell & Reed Advisors Cash Management

Specialty Funds

 Waddell & Reed Advisors Asset Strategy Fund

 Waddell & Reed Advisors Continental Income Fund

 Waddell & Reed Advisors Energy Fund

 Waddell & Reed Advisors Retirement Shares

 Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.

WADDELL & REED
Advisors Funds

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

www.waddell.com

Waddell & Reed, Inc.



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